AVG Shareholders Approve Acquisition of Location Labs

AMSTERDAM and SAN FRANCISCO, Oct. 14, 2014 /PRNewswire/ -- AVG® Technologies N.V. (NYSE: AVG), the online security company™ for 182 million active users, announced that at its extraordinary general meeting today, shareholders approved AVG's acquisition of privately-held Location Labs. Location Labs, a global leader that uses mobile technology to protect people, has been recognized as an Inc. 500/5000 Fastest Growing Private Company for five consecutive years.

Closing is expected to take place on October 15, 2014. AVG will also enter into senior secured credit facilities in the amount of up to USD 250 million with Morgan Stanley Senior Funding, Inc., HSBC Securities (USA) Inc., HSBC Bank Plc and HSBC Bank USA, N.A. The facilities will consist of a term loan of up to USD 200 million and a revolving credit facility of up to USD 50 million whose terms are 6 years and 5 years, respectively. The facilities will primarily be used for the acquisition of Location Labs, as well as other general corporate purposes, including future potential acquisitions.

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About AVG Technologies (NYSE: AVG)

AVG is the online security company providing leading software and services to secure devices, data and people. AVG has over 182 million active users, as of June 30, 2014, using AVG's products and services including Internet security, performance optimization, and personal privacy and identity protection. By choosing AVG's products, users become part of a trusted global community that engages directly with AVG to provide feedback and offer mutual support to other customers.

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CONTACT: Investors Erica Abrams, The Blueshirt Group for AVG, erica@blueshirtgroup.com, +1 (415) 217 5864; Press Stephanie Kane, AVG Technologies, stephanie.kane@avg.com, + 44 7817 631016